Exhibit 1

Nissin Information
September 20, 2006
Dear Sir / Madam,
1. Nissin Co., Ltd. will Change its Company Name to “NIS GROUP CO., LTD.” on October 1, 2006
     Due to changes in the financial environment in recent years, we sold off our consumer loans receivable in June 2004 and have been targeting financial services for owners of small-and-medium-sized enterprises, which support the Japanese economy. The aim of this change in our company’s name is to make more clear our groups’ comprehensive capabilities and establish a brand image as a total financial solution provider. We would like to present ourselves as a group which provides a wide range of financial services to our stakeholders.
     Under the new company name, “NIS GROUP CO., LTD.” we will strive to establish a truly essential financial group.
2. Notice Regarding Negotiation of Shares of WEBCASHING.COM CO., LTD.
     We announced that effective September 5, 2006, we entered into a share negotiation agreement to transfer the shares of “WABCASHING.COM CO., LTD.” held by Nissin, to “media innovation Co., Ltd.” (formerly known as “livedoor MARKETING Co., Ltd.”)
(For details, please refer to the press release dated September 5, 2006.)
3. Announcement of a Business Alliance with “The Bank of Fukuoka, Ltd.”
     Nissin Co., Ltd. has entered into a basic agreement to form a business alliance with “The Bank of Fukuoka, Ltd.,” to provide funding services for small-and-medium-sized enterprises, including start-up businesses, and their owners.
(For details, please refer to the press release dated August 31, 2006.)
4. Participation in Merrill Lynch “Japan Conference”
     On September 7 and 8, 2006, Nissin Co., Ltd. participated in a “Japan Conference” at the Grand Hyatt Tokyo sponsored by Merrill Lynch Japan Securities Co., Ltd., and made presentation on our business strategies and direction to institutional investors.
5. Notice Regarding Participation in “Support System of the Food Service Industry”
On September 11, 2006, “BtoB-EC” (e-commerce between enterprises) platform “FOODS Info Mart” managed by “Info Mart Corporation”, in which we hold a stake, started a new service they call a “support system of the food service industry.” It provides a series of back office services which support restaurant management such as merchandise, accounting, recruitment and finance. Our consolidated subsidiary, NIS Lease Co., Ltd. is a partner.
6. Announcement from NIS Lease Co., Ltd.
     On August 24, 2006, “Thermes Marins Yokohama Bay” (Thalassotherapy and seawater spa), which is managed by “TAW Co., Ltd.” opened on the 6th and 7th floors of Yokohama Bay Quarter. (1-10, Kinko-cho, Kanagawa-ku, Yokohama-shi). “TAW Co., Ltd.” utilized NIS Lease Co., Ltd.’s services which enable tenant owners to level initial costs for the establishment of stores.
(The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision)
NISSIN CO., LTD SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading symbol: NIS)
IR homepage address: http://www.nisgroup.jp/english/ir/
Investor Relations Dept.: TEL: 03-3348-2423, FAX: 03-3348-3905, E-mail: info-ir@nissin-f.co.jp